Exhibit 99.4

ASML - Summary IFRS-EU Consolidated Statement of Profit or Loss 1,2

	Three months ended,
	Apr 2,	Apr 1,
	2017 [3]	2018
(in millions EUR)

Net system sales	1,215.8	1,667.7
Net service and field option sales	727.8	617.3
Total net sales	1,943.6	2,285.0

Total cost of sales	(1,089.7)	(1,233.0)
Gross profit	853.9	1,052.0

Other income	23.9	—
Research and development costs	(237.4)	(269.3)
Selling, general and administrative costs	(98.6)	(114.2)
Operating income	541.8	668.5

Interest and other, net	(10.3)	(10.5)
Income before income taxes	531.5	658.0

Income tax expense	(70.6)	(59.9)
Income after income taxes	460.9	598.1

Profit (loss) related to investments in associates	—	(17.6)
Net income	460.9	580.5

ASML - Summary IFRS-EU Consolidated Statement of Financial Position 1,2

	Dec 31,	Apr 1,
	2017 [3]	2018
(in millions EUR)

ASSETS
Right-of-use assets	—	124.0
Property, plant and equipment	1,546.1	1,559.5
Goodwill	4,562.7	4,562.7
Other intangible assets	2,736.1	2,742.3
Investments in associates	982.2	970.5
Deferred tax assets	196.3	256.5
Finance receivables	264.9	193.2
Derivative financial instruments	65.2	66.8
Other assets	458.5	739.1
Total non-current assets	10,812.0	11,214.6

Inventories	2,958.4	3,231.5
Contract assets	—	11.5
Current tax assets	61.6	312.5
Derivative financial instruments	50.5	55.6
Finance receivables	59.1	228.7
Accounts receivable	1,772.3	1,603.4
Other assets	717.1	458.8
Short-term investments	1,029.3	729.3
Cash and cash equivalents	2,259.0	2,464.8
Total current assets	8,907.3	9,096.1

Total assets	19,719.3	20,310.7

EQUITY AND LIABILITIES
Equity	11,956.1	12,479.7

Long-term debt	3,000.1	2,978.6
Derivative financial instruments	62.7	63.5
Deferred and other tax liabilities	570.9	603.2
Provisions	21.2	22.3
Contract liabilities	—	819.4
Accrued and other liabilities	766.4	211.8
Total non-current liabilities	4,421.3	4,698.8

Provisions	—	—
Contract liabilities	—	1,554.2
Derivative financial instruments	4.6	13.1
Current portion of long-term debt	25.2	24.9
Current and other tax liabilities	152.0	53.8
Accrued and other liabilities	2,322.8	506.7
Accounts payable	837.3	979.5
Total current liabilities	3,341.9	3,132.2

Total equity and liabilities	19,719.3	20,310.7

ASML - Summary IFRS-EU Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Apr 2,	Apr 1,
	2017 [3]	2018
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	460.9	580.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	180.8	163.9
Impairment	0.2	2.0
Loss on disposal of property, plant and equipment	0.3	0.4
Share-based payments	15.3	12.0
Allowance for doubtful receivables	1.2	2.4
Allowance for obsolete inventory	29.3	59.0
Deferred income taxes	15.3	(37.1)
Investments in associates, net of income taxes	—	17.6
Changes in assets and liabilities	(790.2)	(521.9)
Net cash provided by (used in) operating activities	(86.9)	278.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38.6)	(129.2)
Purchase of intangible assets	(86.7)	(93.9)
Purchase of short-term investments	(75.0)	(79.3)
Maturity of short-term investments	300.0	379.3
Cash from (used for) derivative financial instruments	(30.7)	23.6
Loans issued and other investments	—	(0.2)
Repayment of loans	—	—
Acquisition of associates	—	(5.9)
Dividend income from associates	—	—
Net cash provided by (used in) investing activities	69.0	94.4

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	—	(166.9)
Net proceeds from issuance of shares	13.0	7.0
Repayment of debt	(1.2)	(0.3)
Net cash provided by (used in) financing activities	11.8	(160.2)

Net cash flows	(6.1)	213.0

Effect of changes in exchange rates on cash	9.8	(7.2)
Net increase (decrease) in cash and cash equivalents	3.7	205.8

ASML - Quarterly Summary IFRS-EU Consolidated Statement of Profit or Loss 1,2

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2017 [3]	2017 [3]	2017 [3]	2017 [3]	2018
(in millions EUR)

Net system sales [3]	1,215.8	1,384.1	1,818.9	1,954.9	1,667.7
Net service and field option sales [3]	727.8	717.3	628.5	605.5	617.3
Total net sales	1,943.6	2,101.4	2,447.4	2,560.4	2,285.0

Total cost of sales	(1,089.7)	(1,228.5)	(1,470.7)	(1,476.6)	(1,233.0)
Gross profit	853.9	872.9	976.7	1,083.8	1,052.0

Other income	23.9	24.0	23.9	24.0	—
Research and development costs	(237.4)	(202.7)	(229.6)	(229.2)	(269.3)
Selling, general and administrative costs	(98.6)	(102.0)	(103.4)	(112.6)	(114.2)
Operating income	541.8	592.2	667.6	766.0	668.5

Interest and other, net	(10.3)	(12.2)	(11.5)	(12.0)	(10.5)
Income before income taxes	531.5	580.0	656.1	754.0	658.0

Income tax expense	(70.6)	(104.4)	(81.3)	(23.4)	(59.9)
Income after income taxes	460.9	475.6	574.8	730.6	598.1

Profit (loss) related to investments in associates	—	—	—	(16.7)	(17.6)
Net income	460.9	475.6	574.8	713.9	580.5

ASML - Quarterly Summary IFRS-EU Consolidated Statement of Financial Position 1,2

	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2017 [3]	2017 [3]	2017 [3]	2017 [3]	2018
(in millions EUR)

ASSETS
Right-of-use Assets	—	—	—	—	124.0
Property, plant and equipment	1,622.4	1,567.3	1,523.4	1,546.1	1,559.5
Goodwill	4,807.7	4,668.3	4,586.4	4,562.7	4,562.7
Other intangible assets	2,832.7	2,792.2	2,749.4	2,736.1	2,742.3
Investments in associates	—	1,002.1	1,007.9	982.2	970.5
Deferred tax assets	200.8	186.3	178.3	196.3	256.5
Finance receivables	213.6	120.2	263.9	264.9	193.2
Derivative financial instruments	85.5	84.7	63.5	65.2	66.8
Other assets	391.5	409.2	425.3	458.5	739.1
Total non-current assets	10,154.2	10,830.3	10,798.1	10,812.0	11,214.6

Inventories	2,995.7	3,136.9	2,998.5	2,958.4	3,231.5
Contract assets	—	—	—	—	11.5
Current tax assets	137.0	32.6	73.6	61.6	312.5
Derivative financial instruments	39.4	84.8	65.6	50.5	55.6
Finance receivables	346.9	413.6	138.2	59.1	228.7
Accounts receivable	864.8	1,224.6	1,664.2	1,772.3	1,603.4
Other assets	474.5	547.7	591.9	717.1	458.8
Short-term investments	925.0	600.0	600.0	1,029.3	729.3
Cash and cash equivalents	2,910.6	1,914.2	2,077.6	2,259.0	2,464.8
Total current assets	8,693.9	7,954.4	8,209.6	8,907.3	9,096.1

Total assets	18,848.1	18,784.7	19,007.7	19,719.3	20,310.7

EQUITY AND LIABILITIES
Equity	11,449.9	11,228.1	11,553.3	11,956.1	12,479.7

Long-term debt	3,040.3	2,995.5	2,996.7	3,000.1	2,978.6
Derivative financial instruments	50.8	71.2	77.9	62.7	63.5
Deferred and other tax liabilities	726.5	655.0	624.8	570.9	603.2
Provisions	20.5	20.5	21.2	21.2	22.3
Contract liabilities	—	—	—	—	819.4
Accrued and other liabilities	684.7	689.4	759.6	766.4	211.8
Total non-current liabilities	4,522.8	4,431.6	4,480.2	4,421.3	4,698.8

Provisions	0.8	—	—	—	—
Contract liabilities	—	—	—	—	1,554.2
Derivative financial instruments	30.0	0.1	6.1	4.6	13.1
Current portion of long-term debt	244.7	25.9	25.6	25.2	24.9
Current and other tax liabilities	137.6	31.9	82.0	152.0	53.8
Accrued and other liabilities	1,697.0	2,084.8	2,024.8	2,322.8	506.7
Accounts payable	765.3	982.3	835.7	837.3	979.5
Total current liabilities	2,875.4	3,125.0	2,974.2	3,341.9	3,132.2

Total equity and liabilities	18,848.1	18,784.7	19,007.7	19,719.3	20,310.7

ASML - Quarterly Summary IFRS-EU Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2017 [3]	2017 [3]	2017 [3]	2017 [3]	2018
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	460.9	475.6	574.8	713.9	580.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	180.8	177.5	174.0	174.7	163.9
Impairment	0.2	7.6	—	1.2	2.0
Loss on disposal of property, plant and equipment	0.3	0.8	0.1	1.6	0.4
Share-based payments	15.3	10.5	19.4	20.9	12.0
Allowance for doubtful receivables	1.2	1.3	3.1	2.2	2.4
Allowance for obsolete inventory	29.3	31.3	40.6	18.9	59.0
Deferred income taxes	15.3	14.0	(11.8)	(88.5)	(37.1)
Investments in associates, net of income taxes	—	—	—	16.7	17.6
Changes in assets and liabilities	(790.2)	(79.7)	(314.4)	264.3	(521.9)
Net cash provided by (used in) operating activities	(86.9)	638.9	485.8	1,125.9	278.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38.6)	(56.3)	(95.7)	(148.3)	(129.2)
Purchase of intangible assets	(86.7)	(113.6)	(87.9)	(96.0)	(93.9)
Purchase of short-term investments	(75.0)	(275.0)	(100.0)	(679.3)	(79.3)
Maturity of short-term investments	300.0	600.0	100.0	250.0	379.3
Cash from (used for) derivative financial instruments	(30.7)	(16.5)	32.0	42.2	23.6
Loans issued and other investments	—	—	—	(0.6)	(0.2)
Repayment of loans	—	—	—	1.6	—
Acquisition of associates	—	(1,002.1)	(5.8)	(11.8)	(5.9)
Dividend income from associates	—	—	—	19.7	—
Net cash provided by (used in) investing activities	69.0	(863.5)	(157.4)	(622.5)	94.4

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(516.7)	—	—	—
Purchase of shares	—	—	(165.5)	(334.5)	(166.9)
Net proceeds from issuance of shares	13.0	11.9	12.7	13.0	7.0
Repayment of debt	(1.2)	(239.5)	(1.2)	(1.1)	(0.3)
Net cash provided by (used in) financing activities	11.8	(744.3)	(154.0)	(322.6)	(160.2)

Net cash flows	(6.1)	(968.9)	174.4	180.8	213.0

Effect of changes in exchange rates on cash	9.8	(27.5)	(11.0)	0.6	(7.2)
Net increase (decrease) in cash and cash equivalents	3.7	(996.4)	163.4	181.4	205.8

Notes to the Summary IFRS-EU Consolidated Financial Statements

Basis of preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS-EU”) accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. The comparative figures in the consolidated statement of financial position, the related consolidated statements of profit or loss and consolidated statement of cash flows for the quarter and year ended, are presented without taking into account the new accounting standards IFRS 15 - Revenue from Contracts with Customers and IFRS 16 - Leases. For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our 2017 Integrated Report based upon IFRS-EU which is available on www.asml.com and we refer to the Notes to the Summary Consolidated Financial Statements. Further disclosures, as required under IFRS-EU in annual reports and interim reporting (IAS 34), are not included in the Summary Consolidated Financial Statements.
For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP is our primary accounting standard for the setting of financial and operational performance targets.
Revenue From Contracts With Customers
Impact Assessment
As of January 1, 2018, ASML has adopted IFRS 15 - Revenue From Contracts With Customers. We selected full retrospective adoption and therefore will restate 2016 and 2017. The most significant changes in our accounting policy (compared to IAS 18 - Revenue Recognition) are:

•
A change from allocating the consideration of a contract to the elements of the contract using the relative selling price determined through vendor-specific objective evidence or the best estimate of selling price, to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with IFRS 15.

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade or service period.
For 2016, our impact assessment shows:

•	An increase of Total net sales of EUR 80 million and an increase of Net income of EUR 86 million

•	Net contract liabilities of EUR 1,770 million
For 2017, our impact assessment shows:

•	A decrease of Total net sales of EUR 90 million and a decrease of Net income of EUR 52 million

•	Net contract liabilities of EUR 2,062 million
We applied IFRS 15 for the years ended December 31, 2017 and 2016 retrospectively using the practical expedients in paragraph IFRS 15.C5, under which we:

•	Do not restate contracts that begin and are completed in the same annual reporting period;

•	Used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods;

•
Do not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application - i.e. January 1, 2018; and

•
Reflect the aggregate effect of all modifications that occurred before January 1, 2016 when identifying the performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations.

Accounting Policy
We measure revenue based on the consideration specified in the contracts with our customers, adjusted for any significant financing components, and excluding any tax amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a good or service to our customer. Taxes assessed by a governmental authority that are imposed on a specific revenue-producing transaction, that are collected by us from our customers, are excluded from revenue.
We bill our customers for, and recognize as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales. For certain contracts and constructive obligations resulting from these arrangements, for which a loss is evident, we recognize the anticipated loss to the extent the costs of completing these contracts and constructive obligations exceed the amount of the contract price. When we satisfy these obligations, we utilize the related liability.
We generate revenue from the sale of integrated patterning solutions for the semiconductor industry, which mainly consist of systems, system related options and upgrades, holistic lithography solutions and customer services. The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (performance obligations), which mainly include the sale of our systems, system related options, installation, training and extended and enhanced (optic) warranty.

The main portion of our system sales results from volume purchase agreements, in which we offer customers discounts in the normal course of sales negotiations. As part of these volume purchases agreements, we may also offer free goods or services and cash credits that can be used towards future purchases. Occasionally, systems, with the related extended and enhanced (optic) warranties, installation and training services, are ordered individually. Our system sales agreements do not include a general right of return.
For bundled packages, we account for individual goods and services, including the free or discounted goods or services, separately if they are distinct - i.e. if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration paid for our performance obligations is typically fixed, unless specifically noted in the nature of the performance obligations. At times the total consideration of the contract can be dependent on the final volume of systems ordered by the customer. Payment is typically due 15-45 days after shipment or completion of the service unless described otherwise. The total consideration of the contract is allocated between all distinct performance obligations in the contract based on their stand-alone selling prices. The stand-alone selling prices are determined based on other stand-alone sales that are directly observable, when possible. However, for the majority of our performance obligations these are not available. If no directly observable evidence is available, the stand-alone selling price is estimated using the adjusted market assessment approach. These estimates are considered significant judgments.
Variable consideration is estimated at contract inception for each performance obligation, and subsequently updated each quarter, using either the expected value method or most likely amount method, whichever is determined to best predict the consideration to be collected from the customer. Variable consideration is only included in the transaction price if it is considered probable that a significant revenue reversal will not occur.
In certain scenarios when entering into a volume purchase agreement, free goods or services are provided directly or through a cash voucher that can be used on future contracts. Consideration from the contract will be allocated to these performance obligations and revenue recognized when control transfers based on the nature of the goods or service provided.
Options to buy goods or services in addition to the purchase commitment are assessed to determine if they provide a material right to the customer that they would not have received if they had not entered into this contract. Each option to buy additional goods or services provided at a discount from the stand-alone selling price is considered a material right. The discount offered from the stand-alone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined the customer will not exercise the option to buy, or the option expires, revenue will be recognized.
Occasionally we may enter into a bill-and-hold transaction where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system.

Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms

New systems (established technologies)
New systems sales include i-line, KrF, ArF, ArFi and EUV related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems. Prior to shipment, the majority of our systems undergo a Factory Acceptance Test (FAT) in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system meets its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped only after all contractual specifications are met or discrepancies from agreed upon specifications are waived and customer signoff is received for delivery. Each system’s performance is re-tested through a Site Acceptance Test (SAT) after installation at the customer site. We have never failed to successfully complete installation of a system at a customer’s premises; therefore, acceptance at FAT is considered to be proven for established technologies with a history of successful customer acceptances at SAT (equal or better than FAT).
Transfer of control of a system undergoing FAT, and recognition of revenue related to this system, will occur upon delivery of the system, depending on the Incoterms.
Transfer of control of a system not undergoing a FAT, and recognition of revenue related to this system, will occur upon customer acceptance of the system.

Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms
Used systems
We have no significant repurchase commitments in our general sales terms and conditions, however from time to time we repurchase systems that we have manufactured and sold and, following refurbishment, will resell to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems that we can refurbish, resell, and install as part of our normal business operations.
Transfer of control of the systems, and related revenue recognition, will occur either upon delivery of the system to the carrier or upon arrival of the system to the customer's loading dock, depending on the Incoterms and if a FAT was performed prior to shipment. If no FAT was performed, then transfer of control will be upon customer acceptance at SAT. If a FAT was performed, then transfer of control will be upon customer acceptance at FAT, refer to "New systems (established technologies)".

Field upgrades and options (system enhancements)
Field upgrades and options mainly relate to goods and services that are delivered for systems already installed in the customer factories. Certain upgrades require significant installation efforts, enhancing an asset the customer controls, therefore resulting in transfer of control over the period of installation, measured using the cost incurred method estimated using labor hours, as this best depicts the satisfaction of our obligation in transferring control. The options and other upgrades that do not require significant installation effort transfer control upon delivery, depending on the Incoterms.
As long as we are not able to make a reliable estimate of the total efforts needed to complete the upgrade, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or completion of the upgrade.

New product introduction
New product introductions are typically newly developed options to be used within our systems. Revenue for new product introductions is not recognized until there is an established history of successful installation and customer acceptance. Upon establishing a history of successful installation and customer acceptance, revenue will be recognized consistent with other systems and goods after transfer of control.

Installation
Installation is provided within the selling price of a system. Installation is considered to be distinct as it does not significantly modify the system being purchased and the customer or a third party could be capable of performing the installation themselves if desired. Transfer of control takes place over the period of installation from delivery through SAT, measured on a straight-line basis, as our performance is satisfied evenly over this period of time.
As long as we are not able to make a reliable estimate of the total efforts needed to complete the installation, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or installation completion.

Warranties
We provide standard warranty coverage on our systems for 12 months, providing labor and non-consumable parts necessary to repair our systems during these warranty periods. These standard warranties cannot be purchased and do not provide a service in addition to the general assurance the system will perform as promised. As a result, no revenue is allocated to these standard warranties.
Both the extended and enhanced (optic) warranties on our systems are accounted for as a separate performance obligation, with transfer of control taking place over the warranty period, measured on a straight-line basis, as this is a stand-ready obligation.

Time-based licenses and related service
Time-based licenses relate to software licenses and the related service which are sold for a period of time. The licenses and the related service are not considered to be individually distinct and the transfer of control takes place over the license term, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Payments are made in installments throughout the license term.

Eclipse projects
Eclipse projects are node transition and consulting projects which at times may be provided as free service within a volume purchase agreement. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of these kind of services.
As long as we are not able to make a reliable estimate of the total efforts needed to complete these kind of projects, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or project completion.

Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms
Service contracts
Service contracts are entered into with our customers to support our systems used in their ongoing operations during the systems lifecycle, typically in the form of full-service agreements, limited manpower agreements, other labor agreements, parts availability or parts usage agreements. These services are typically for a specified period of time. Control transfers over this period of time, measured on a straight-line basis, as these are stand-ready obligations, with an exception for the labor hour pool service contracts for which we recognize revenue in line with invoicing, using the practical expedient in ASC 606-10-55-18. Invoicing is typically performed monthly or quarterly throughout the service period, typically payable within 15-45 days.

Billable parts and labor
Billable labor represents maintenance services to our systems installed in the customer’s factories while in operation, through purchase orders from our customer. Control over these services is transferred to the customer upon receipt of customer sign-off.
Billable parts represent spare parts including optical components relating to our systems installed in the customer’s factories while in operation, through purchase orders from our customer.
Billable parts can be:
•
Sold as direct spare parts, for which control transfers upon the relevant Incoterms; or
•
Sold as part of maintenance services, for which control transfer upon receipt of customer sign-off.

Field projects (relocations)
Field projects represent mainly relocation services. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of our service.

OnPulse Maintenance
OnPulse maintenance services are provided over a specified period of time on our light source systems. Payment is determined by the amount of pulses counted from each light source system, which is variable. Invoicing is monthly based on the pulses counted. Revenue is recognized in line with invoicing using the practical expedient in ASC 606-10-55-18.

Leases
Impact Assessment
As of January 1, 2018, ASML has early adopted IFRS 16 - Leases. We applied a cumulative catch-up approach and therefore did not restate prior years presented upon adoption in 2018. The most significant change in our accounting policy (compared to IAS 17 - Leases) is the recognition of Right-of-Use (ROU) assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged.
As of January 1, 2018:

•	We have recognized ROU assets and lease liabilities of EUR 114 million.

•	The short term portion of the lease liabilities of EUR 33 million has been classified as Accrued and other liabilities - current.

•	The long term portion of the lease liabilities of EUR 81 million has been included in the Accrued and other liabilities - non-current.
We elected the following practical expedients and applied these consistently to all of our leases (including those for which we are a lessee or a lessor):

•	We did not reassess whether any expired or existing contracts are or contain leases.

•	We excluded initial direct costs for any existing leases.
Leases from a Lessee Perspective- Accounting Policy
We determine if an arrangement is a lease at inception. Determining whether a contract contains a lease requires judgement. In general, arrangements are considered to be a lease when all of the following apply:

•	It conveys the right to control the use of an identified asset for a period of time in exchange for consideration;

•	We have substantially all economic benefits from the use of the asset; and

•	We can indirectly direct the use of the identified asset.
Lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The ROU asset also includes any lease payment made and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease which are included in the measurement of the ROU assets and lease liabilities when it is reasonably certain that we will exercise that option.
For leases each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Consolidated statement of profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. For certain equipment and for leased warehouses we account for the lease and non-lease components separately. For warehouse leases the allocation of the consideration between lease and non-lease components is based on the relative stand-alone prices of lease components included in the lease arrangements. Additionally, for car leases, we apply a portfolio approach to effectively account for the ROU assets and liabilities.
Leases are included in ROU assets and Accrued and other liabilities.
Leases from a Lessor Perspective - Accounting Policy
We classify a lease as a sales-type when the lease meets any of the following criteria at lease commencement:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•
The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•
The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
Revenue is recognized at commencement of the lease term of a sales-type lease. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is unearned interest, which is recognized over time in the Consolidated statement of profit or loss.
A lease is classified as an operating lease if the lease classification criteria (as described above) are not met. If we have offered our customers an operating lease arrangement, the contract consideration is recognized in the Consolidated statement of profit or loss on a straight-line basis over the period of the lease.
Finance receivables
Finance receivables consist of receivables in relation to sales-type leases.
Other non-current assets
Other non-current assets consist of non-current accounts receivable.
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, expected lifetime losses and current economic conditions that may affect a customer’s ability to pay.
ASML – Reconciliation US GAAP – IFRS-EU 1,2

Net income	Three months ended,
	Apr 2,	Apr 1,
	2017 [3]	2018
(in millions EUR)
Net income based on US GAAP	452.1	539.7
Development expenditures (see Note 1)	5.8	21.1
Income taxes (see Note 2)	3.1	19.9
Other	(0.1)	(0.2)
Net income based on IFRS-EU	460.9	580.5
Notes to the reconciliation from US GAAP to IFRS-EU

Note 1 Development expenditures
Under US GAAP, we apply ASC 730, ‘Research and Development’. In accordance with ASC 730, we charge costs relating to research and development to operating expense as incurred.

Under IFRS-EU, we apply IAS 38, ‘Intangible Assets’. In accordance with IAS 38, we capitalize certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.
Note 2 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions relating to inventory that are eliminated in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS-EU, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS-EU, we apply IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions related to inventory that are eliminated in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and annualized effective tax rate for the first quarter of 2018, and expected financial results and trends for the full year 2018, including the expectation for continued solid growth in sales and profitability in 2018, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into volume manufacturing, ASML’s commitment to secure system performance, shipments, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a growing installed base, including timing of shipments (including planned EUV shipments in 2018 and production capacity in 2019), statements with respect to orders, including High-NA system orders and options, the expected benefits (and performance commitments) of High-NA, including securing ASML’s lithography roadmap beyond the next decade, lower costs per function by improving imaging, overlay and productivity, increased numerical aperture of the new optical system on High-NA systems, targeted throughput and the new product portfolio resulting from the addition of High-NA, statements with respect to the DUV productivity milestone, the benefits of HMI’s e-beam metrology capabilities, including the introduction of a new class of pattern fidelity control, the reduction of measurement time, the benefits of combining ASML’s e-beam metrology with computational lithography software and the potential introduction of multiple e-beams in one system and multi-beam enabling further throughput scaling, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy, statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, conditions included in system orders and the risks that systems are not shipped pursuant to orders or as expected because conditions are not met or for any other reason, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, actual EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

1	These financial statements are unaudited.

2	Numbers have been rounded.

3
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (IFRS 15) and Lease Standard (IFRS 16). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy.